UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2024

BUKIT JALIL GLOBAL ACQUISITION 1 LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41729	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

31-1 Taman Miharja Phase 3B, Jalan 3/93,2 ½ Miles, Cheras

Kuala Lumpur, Malaysia 55200

 (Address of principal executive offices)

+603-91339688

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant to acquire one Ordinary Share, and one Right to acquire one-tenth of one Ordinary Share	BUJAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	BUJA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	BUJAW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Ordinary Share	BUJAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 5, 2024, Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company (“BUJA” or “Acquiror”) entered into a business combination agreement (the “Business Combination Agreement”) with GIBO Holdings Limited, a Cayman Islands exempted company (“PubCo”), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (the “Company” or “GIBO”).

With an aim to revolutionize content creation and consumption through artificial intelligence ("AI"), GIBO, powered by its innovative platform GIBO.ai, enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai is not only equipped with cutting-edge generative AI-powered technology, but also emphasizes the establishment of a sustainable ecosystem that can empower animation creators on the content creation process and provide distribution channels for their works to be accessed and monetized by viewers on its platform.

Pursuant to the Business Combination Agreement, among other things, (i) Merger Sub I will merge with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of BUJA and GIBO will become a subsidiary of PubCo, and BUJA’s shareholders and GIBO’s shareholders (except certain shareholders of the Company (such shareholders, the “Founders”)) will receive Class A ordinary shares, par value $0.000001 per share, of PubCo (“PubCo Class A Ordinary Shares”) and the Founders will receive Class B ordinary shares, par value $0.000001 per share, of PubCo (“PubCo Class B Ordinary Shares” and together with PubCo Class A Ordinary Shares, “PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. Each PubCo Class A Ordinary Share has one (1) vote per share while each PubCo Class B Ordinary Share has twenty (20) votes per share. Each PubCo Class B Ordinary Share is convertible into one (1) PubCo Class A Ordinary Share at any time at the option of the holder thereof and PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. The closing date of each of the First Merger and the Second Merger is hereinafter referred to as the “First Closing Date” and the “Second Closing Date” respectively. The Company expects PubCo Class A Ordinary Shares be listed and traded on the Nasdaq Stock Market LLC (“Nasdaq”) following the consummation of the Business Combination.

Pursuant to the Business Combination Agreement, (i) at the First Merger Effective Time (as defined in the Business Combination Agreement): each Company Exchanging Share (as defined in the Business Combination Agreement) will automatically be cancelled and converted into the right of each holder of the Company Exchanging Shares to receive, such number of newly issued PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, as applicable, as determined in accordance with the Business Combination Agreement, based on a total merger consideration of $8.28 billion; (ii) at the Second Merger Effective Time, each Acquiror Unit (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the Second Merger Effective Time (as defined in the Business Combination Agreement) will be automatically detached and the holder thereof will be deemed to hold one (1) Acquiror Ordinary Share (as defined in the Business Combination Agreement), one (1) Acquiror Warrant (as defined in the Business Combination Agreement) and one (1) Acquiror Right (as defined in the Business Combination Agreement) in accordance with the terms of the applicable Acquiror Unit (the “Unit Separation”); (iii) at the Second Merger Effective Time, each Acquiror Right issued and outstanding immediately prior to the Second Merger Effective Time will be automatically converted into one-tenth (1/10) of an Acquiror Ordinary Share (the “Acquiror Right Conversion”); (iv) immediately following the Unit Separation and Acquiror Right Conversion, each Acquiror Ordinary Share (which, for the avoidance of doubt, includes the Acquiror Ordinary Shares held as a result of the Unit Separation and the Acquiror Right Conversion) issued and outstanding immediately prior to the Second Merger Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive one (1) newly issued PubCo Class A Ordinary Share; and (v) each Acquiror Warrant outstanding immediately prior to the Second Merger Effective Time will cease to be a warrant with respect to Acquiror Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase one (1) PubCo Class A Ordinary Share.

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Representation and Warranties

Under the Business Combination Agreement, the Company and BUJA made representations and warranties to each other, including without limitation as to the organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization, financial statements and internal controls, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, taxes, absence of changes, proxy/registration statement, investment company, and brokers’ fees; in the case of the Company, as to its benefit plans, labor relations and employees, insurance, licenses, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, anti-corruption compliance, anti-money laundering, sanctions and international trade compliance, vendors, government contracts, and investigation, and in the case of BUJA, as to its SEC filings, trust account, business activities, and Nasdaq listing.

Covenants and Agreements of the Parties

The Business Combination Agreement also contains joint covenants of the parties regarding their conduct during the period between the signing of the Business Combination Agreement and the earlier of the closing of the Business Combination or the termination of the Business Combination Agreement, including covenants regarding, among other things, regulatory approvals and filings, preparation of proxy statement/registration statement, shareholder approvals, support of transaction, tax matters, cooperation and consultation, indemnification and insurance, public announcements, transaction financings, key person agreements, post-merger closing directors and officers of PubCo.

The Business Combination Agreement also includes certain covenants (i) provided by the Company, in connection with, among other things, the conduct of business, inspection, preparation and delivery of additional financial statements, alternative proposals, exchange listing, notice of development, no trading, shareholder litigation, employee matters, shareholder proxies, and transaction documents, and (ii) provided by BUJA, in connection with, among other things, the trust account proceeds and related available equity, Nasdaq listing, no solicitation, and public filings.

Conditions to Consummation of the Business Combination

Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by BUJA’s and the Company’s shareholders.

Other conditions to each party’s obligations include, among other things: (i) the effectiveness of the proxy/registration statement, (ii) the approval of PubCo’s initial listing application with Nasdaq in connection with the Business Combination, (iii) all regulatory approvals necessary to consummate the Business Combination having been obtained, (iv) no governmental authority having enacted, issued, promulgated, enforced or entered any law or governmental order that is then in effect and which has the effect of making the closing of the Business Combination illegal or which otherwise prevents or prohibits consummation of the closing of the Business Combination, (v) all third party consents necessary to consummate the Business Combination having been obtained, (vi) no Company Material Adverse Effect (as defined in the Business Combination Agreement) of any of the Company or the Acquisition Entities (as defined in the Business Combination Agreement) and no Acquiror Material Adverse Effect (as defined in the Business Combination Agreement) of BUJA, and (vii) all Transaction Documents (as defined in the Business Combination Agreement) having been executed and delivered by the other parties thereto and been in full force and effect in according with the terms thereof as of the closing of the Business Combination, as applicable.

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Other conditions to BUJA’s obligations include, among other things, (i) the Company Fundamental Representations (as defined in the Business Combination Agreement) and certain other Company’s representations and warranties being true and correct in all respects at and as of the First Closing Date and the Second Closing Date as if made at and as of the First Closing Date and the Second Closing Date, respectively, (ii) each of the covenants of the Company and the Acquisition Entities to be performed as of or prior to the First Closing or the Second Closing (as the case may be) having been performed in all material respects, (iii) the First Merger having been closed, (iv) each of the Company and the Acquisition Entities having delivered to BUJA good standing certificates or similar documents for the relevant Acquisition Entities in its jurisdiction of incorporation or organization, and (v) each of the Company and the Acquisition Entities having delivered to BUJA a certificate signed by an authorized director or officer of each of the Company and the Acquisition Entities certifying that certain conditions specified in the Business Combination Agreement have been fulfilled.

Other conditions to the obligations of the Company and the Acquisition Entities, include, among other things, (i) the Acquiror Fundamental Representations (as defined in the Business Combination Agreement) and certain other of BUJA’s representations and warranties being true and correct in all respects at and as of the First Closing Date and the Second Closing Date as if made at and as of the First Closing Date and the Second Closing Date respectively, (ii) each of the covenants of BUJA to be performed as of or prior to the First Closing or the Second Closing (as the case may be) have been performed in all material respects, (iii) Available Closing Cash (as defined in the Business Combination Agreement) being no less than $30,000,000 upon the Second Closing, and (iv) BUJA having delivered to PubCo a certificate signed by an authorized director or officer of Acquiror certifying that certain conditions specified in the Business Combination Agreement have been fulfilled.

Termination

The Business Combination Agreement may be terminated by mutual written consent of the Company and BUJA and under certain circumstances, including, among other things, (i) by written notice from either the Company or BUJA to the other if any governmental authority has enacted, issued, promulgated, enforced or entered any law  or governmental order that is then in effect and which has the effect of making the First Closing or Second Closing illegal or which otherwise prevents or prohibits consummation of the Business Combination, other than any such restraint that is immaterial, (ii) by written notice to BUJA from the Company if the Acquiror Shareholder Approval (as defined in the Business Combination Agreement) has not been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting (as defined in the Business Combination Agreement), (iii) by written notice to the Company from BUJA if there is any breach of any representation, warranty, covenant or agreement on the part of the Company, PubCo, Merger Sub I or Merger Sub II set forth in the Business Combination Agreement, except that, if such breach is curable by the Company, PubCo, Merger Sub I or Merger Sub II, as applicable, through the exercise of its reasonable best efforts within a certain period, (iv) by written notice from either the Company or BUJA to the other if the closing of the First Merger has not occurred on or before the last date required by the Acquiror Charter (as defined in the Business Combination Agreement) for BUJA to consummate a business combination, (v) by written notice to the Company from BUJA if the closing of the Second Merger has not occurred by the third business day following the closing of the First Merger, (vi) by written notice to the Company from BUJA if the Company Shareholder Approval (as defined in the Business Combination Agreement) has not been obtained by reason of the failure to obtain the required vote at the Company Shareholders’ Meeting (as defined in the Business Combination Agreement), or (vii) by written notice to BUJA from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of BUJA set forth in the Business Combination Agreement, except that, if such breach is curable by BUJA through the exercise of its reasonable best efforts within a certain period.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will forthwith become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than any liability of the Company, PubCo, BUJA , Merger Sub I or Merger Sub II, as the case may be, for any willful and material breach of the Business Combination Agreement occurring prior to the termination.

Governing Law and Dispute Resolution

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to it or the transactions contemplated thereby, is governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Business Combination Agreement.

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Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Company Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, on August 5, 2024, PubCo, the Company, BUJA, and certain shareholders of the Company (the “Requisite Shareholders”), entered into a Company Shareholder Support Agreement (the “Company Shareholder Support Agreement”), pursuant to which the Requisite Shareholders agreed to, among other things, (i) not to transfer any Subject Shares (as defined in the Company Shareholder Support Agreement) until the Expiration Time (as defined in the Company Shareholder Support Agreement), (ii) to vote all the Subject Shares in favor of proposals in connection with the Business Combination, and (iii) to vote all the Subject Shares against the proposals in connection with other alternative business combinations other than the Business Combination with BUJA.

A copy of the form of the Company Shareholder Support Agreement is filed with this Report as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the form of the Company Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Company Shareholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on August 5, 2024, PubCo, the Company, BUJA, and Bukit Jalil Global Investment Ltd. a Cayman Islands exempted company (the “Sponsor”), entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) not to transfer any Subject Shares (as defined in the Sponsor Support Agreement) until the Expiration Time (as defined in the Sponsor Support Agreement), (ii) to vote all the Subject Shares in favor of proposals in connection with the Business Combination, and (iii) to vote all the Subject Shares against the proposals in connection with other alternative business combinations other than the Business Combination with the Company.

A copy of the Sponsor Support Agreement is filed with this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement.

Form of Registration Rights Agreement

The Business Combination Agreement contemplates that, prior to the Second Merger Effective Time (as defined in the Business Combination Agreement), PubCo and certain other parties thereto will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which PubCo will grant certain registration rights with respect to PubCo’s securities held by such other parties following the closing of the Business Combination.

A copy of the form of Registration Rights Agreement is filed with this Report as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement.

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Form of Assignment, Assumption and Amendment Agreement

The Business Combination Agreement contemplates that, in conjunction with the closing of the Second Merger, PubCo, BUJA and Continental Stock Transfer & Trust Company, LLC (the “Warrant Agent”) will enter into an Assignment, Assumption and Amendment Agreement (the “Assignment, Assumption and Amendment Agreement”), which amends that certain Warrant Agreement, dated as of June 27, 2023, by and between BUJA and the Warrant Agent (as the same may be amended, restated or supplemented, the “Existing Warrant Agreement”), pursuant to which (i) BUJA will assign to PubCo, and PubCo will assume, all of BUJA’s right, title and interest in and to the Existing Warrant Agreement, and (ii) each whole BUJA warrant will be modified to no longer entitle the holder to purchase BUJA’s ordinary shares and instead acquire an equal number of PubCo Class A Ordinary Shares under the terms of the BUJA warrant, subject to adjustment as described therein.

A copy of the form of the Assignment, Assumption and Amendment Agreement is filed with this Report as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the form of the Assignment, Assumption and Amendment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Assignment, Assumption and Amendment Agreement.

Item 7.01 Regulation FD Disclosure.

On August 9, 2024, BUJA and the Company issued a joint press release announcing the execution of the Business Combination Agreement and the proposed Business Combination, a copy of which is furnished as Exhibit 99.1 to this Report and incorporated into this Item 7.01 by reference.

Furnished as Exhibit 99.2 to this Report and incorporated by reference into this Item 7.01 is an investor presentation (the “Investor Presentation”), that the Company and BUJA have prepared for use in connection with the Business Combination.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished pursuant to Item 7.01 and will not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. This Report should not be deemed an admission as to the materiality of any information contained in the press release or the investor presentation. BUJA and the Company do not undertake any obligation to update the press release or the investor presentation.

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Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of PubCo, the cash position of PubCo following the consummation of the Business Combination, the ability of BUJA and the Company to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BUJA’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2024 (the “Form 10-K”), BUJA’s final prospectus dated June 27, 2023 filed with the SEC (the “Final Prospectus”) related to BUJA’s initial public offering, and in other documents filed by BUJA with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: BUJA’s or the Company’s limited operating history; the ability of BUJA or PubCo to identify and integrate acquisitions; general economic and market conditions impacting demand for the products and services of the Company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by BUJA’s shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Business Combination. Other factors include the possibility that the proposed Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

BUJA, the Company and PubCo each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of BUJA, the Company or PubCo with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement of BUJA containing information about the proposed Business Combination and the respective businesses of the Company and BUJA, as well as the prospectus relating to PubCo’s securities to be issued to in connection with the completion of the proposed Business Combination. After the registration statement is declared effective, BUJA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BUJA will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

BUJA, the Company, PubCo and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BUJA’s shareholders with respect to the proposed Business Combination. Information regarding BUJA’s directors and executive officers is available in BUJA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

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Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement dated August 5, 2024.
10.1*	Form of Company Shareholder Support Agreement.
10.2*	Sponsor Support Agreement dated August 5, 2024.
10.3	Form of Registration Rights Agreement.
10.4	Form of Assignment, Assumption and Amendment Agreement.
99.1	Press Release dated August 9, 2024.
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bukit Jalil Global Acquisition 1 Ltd.

Date: August 9, 2024	By:	/s/ Seck Chyn “Neil” Foo
	Name:	Seck Chyn “Neil” Foo
	Title:	Director and Chief Executive Officer

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